UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-11155
WESTMORELAND COAL COMPANY

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Westmoreland Coal Company and Subsidiaries Employees' Savings Plan, 9540 S. Maroon Circle, Suite 200, Englewood, CO 80112

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Westmoreland Coal Company, 9540 S. Maroon Circle, Suite 200, Englewood, CO 80112

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan:
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The accompanying schedules are presented for the purpose of additional analysis and are not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP
June 27, 2016
Denver, Colorado

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$5,145,684	$19,183,815

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	—	309,272

Pooled separate accounts	42,965,153	44,260,725

Mutual funds	8,367,628	8,175,482

Guaranteed basis fund	1,718,369	1,542,707

Total investments at fair value	58,196,834	73,472,001

Investment in contracts at contract value	16,773,809	17,075,186

Receivables
Notes from participants	3,290,981	3,396,917
Employer contribution	315,516	385,688
Total receivables	3,606,497	3,782,605

Net assets available for benefits	$78,577,140	$94,329,792
See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Contributions:
Employer:
Westmoreland Coal Company common stock	$3,727,585
Cash	745,303
Total employer, net of forfeitures	4,472,888
Employee	6,229,459
Rollovers	304,886
Total contributions	11,007,233

Investment income (loss):
Interest and dividends	403,094
Net depreciation of investments, including realized and unrealized gains and losses	(17,790,400)
Total investment income (loss)	(17,387,306)

Interest income from participant loans receivable	142,914

Deductions from net assets attributed to:
Distributions to participants	(9,443,904)
Administrative expenses, net of forfeitures	(71,589)
Total deductions	(9,515,493)

Increase in net assets available for benefits	(15,752,652)

Net assets available for benefits:
Beginning of year	94,329,792
End of year	$78,577,140
See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

a.	Basis of Financial Statement Presentation
The Westmoreland Coal Company and Subsidiaries Employees' Savings Plan, or the Plan, established October 1, 1957 (as amended), is a defined contribution plan and is sponsored by Westmoreland Coal Company, or Westmoreland, and its subsidiaries (the Company or Employer).
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.
As described in guidance issued by the Financial Accounting Standards Board, or FASB, fully benefit responsive investment contracts held by a defined-contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

b.	Investments
Westmoreland common and preferred stocks are recorded at quoted market values.
Pooled separate accounts are recorded at fair value based on quoted market prices of the securities underlying the accounts.
Mutual funds are recorded at quoted market values.
Guaranteed basis funds are recorded at the greater of fair value based on quoted market prices of the securities underlying the accounts or basis.
The Plan has entered into a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at book value, which equals fair value as reported to the plan by Prudential. Fair value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.
As described in Note 1a, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.
As of December 31, 2015 and 2014, the contract value of the investment in the Guaranteed Income Fund was equal, and amounted to $16,773,809 and $17,075,186, respectively. The average yield and the average crediting yield rate of the Guaranteed Income Fund for the years ended December 31, 2015 and 2014 were 1.55% and 1.65%, respectively. The minimum crediting interest rate under the contract is 1.50%. Generally, there are not any events that could limit the ability of the Plan to transact at contract value. In addition, there are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different from contract value.
The Company is restricted by certain debt covenants from paying dividends on its common stock. Payment of common stock dividends is not permitted until preferred stock dividend arrearages are satisfied. As of December 31, 2015, the Company has paid all dividend arrearages on its preferred stock. There was no preferred stock outstanding as of December 31, 2015.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

The Company's quarterly preferred stock dividends of $0.53125 per depositary share accumulate if not paid in full. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2015 and 2014, totaled zero and $2,875, respectively. These amounts include the dividends accumulated on January 1, 2016 and 2015, respectively. Effective April 15, 2009, Westmoreland Coal Preferred Stock Fund is no longer offered as an active investment within the Westmoreland Coal Company and Subsidiaries Employees' Savings Plan.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the plan year-end are not reflected in the accompanying financial statements.

c.	Distributions to Participants
Distributions to participants are recorded when paid.
d.     Significant Accounting and Reporting Matters
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. The amendments are effective for all plan years beginning after December 15, 2015. Earlier application of any or all of the three parts is permitted. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. A plan will continue to provide disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Part II eliminates the current generally accepted accounting principles requirements for plans to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type for both participant-directed investments and non-participant-directed investments. The net appreciation or depreciation in investments for the period is still required to be presented in the aggregate but would no longer be required to be disaggregated and disclosed by general type. Part II also requires that investments (both participant-directed and non-participant-directed investments) of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways.
Currently under Accounting Standards Codification ("ASC") Topic 820, classes of assets are grouped and disclosed on the basis of nature, characteristics, and risks, and under FASB ASC Topics 960, 962, and 965, classes of assets are grouped and disclosed on the basis of general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in FASB ASC Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment's strategy would no longer be required. The amendments in Part II should be applied retrospectively for all financial statements presented. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts (for example, a liability for a pending trade with a broker) as of a month-end date that is closest to the plan's fiscal year-end when the fiscal period does not coincide with a month-end.
The Company adopted this standard as of December 31, 2015 and retrospectively applied its guidance in all applicable instances.

2.	Description of Plan
The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

a.	General
The Plan is administered by a retirement benefits committee, which is appointed by the Compensation and Benefits Committee of the Company's Board. Prudential, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

All active employees who work 1,000 hours or more, are not leased employees, nonresident aliens or subject to collective bargaining agreements, unless specifically negotiated, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The Plan and the Westmoreland Savage Corporation Union (WSC Union) plan have elected a “safe harbor” 401(k) plan under the Internal Revenue Code or, IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and the contributions will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m). The Dakota Westmoreland Corporation Union (DWC Union) plan does not qualify.
Effective February 2012, the Plan added a subplan IV, which added Westmoreland Kemmerer Inc. Union (WKI Union) employees into the Plan. In July 2015, subplan IV's fourth amendment restricted leased employees and employees working less than 1,000 hours per year from participating in the Plan.
Effective January 2013, the Plan froze the after-tax contribution for future contributions and maintained the after-tax contributions accounts for any previous contributions. This is exclusive of the Roth contributions.
Effective January 2015, the Plan's tenth amendment modified the way new inexperienced miners make contributions to the Plan.

b.	Contributions
Participants may contribute between 1% and 75% of their eligible compensation. The participant's maximum pre-tax contribution is limited by the Internal Revenue Code to $18,000 and $17,500 in calendar years 2015 and 2014 respectively. Catch-up contributions are permitted for those eligible employees over the age of 50 years and are limited to $6,000 and $5,500 in calendar years 2015 and 2014 respectively.
The Plan offers both automatic enrollment of new employees who do not elect or opt out of the plan and an annual escalation feature of 1% per year up to 6%. Effective January 2014, the auto enrollment for new non-union employees started at 6%.  The auto enrollment for DWC Union and WSC Union employees remains at 3%. The WKI Union plan does not include these features.
The Company matches all non-bargained employees' contributions 100% up to a maximum of 6% of their eligible compensation as defined within the plan. In addition, the Company makes a yearly 2% special employer contribution to employees that had at least 15 years of service as of December 31, 2009 and also have at least 1,000 hours of service per year and are active employees on December 31 of the plan year for which the contribution is made. Contributions will be made after the end of the plan year to which the contributions apply, but only through the plan year ending December 31, 2018. Contributions were made partially in Westmoreland common stock and partially in cash in 2015.
The Plan matches the DWC Union employees' contributions 50% up to a maximum of 3%, the WSC Union employees' contributions 100% up to a maximum of 4% and there is no match for the WKI Union employees. WKI Union employees hired after May 1, 2012 are eligible for an enhanced premium contribution and a supplemental pension contribution where the Company contributes the following to the Plan:

Period	Amount per Hour Worked
2012 (beginning May 1, 2012) through 2013	$2.00
2014 through 2018	$3.00

Participants can direct their contributions to invest in any combination of available investments within the Plan. The employer match will be contributed in either cash or Westmoreland common stock, at the Company's discretion. Participants can redirect employer-matching contributions made in Westmoreland common stock at any time to invest in any combination of available investments. Effective April 2009, Westmoreland Preferred Stock is no longer offered as an active investment option.
The Plan has a Roth 401(k) feature which allows after-tax contribution dollars to be eligible for tax-free investment earnings if the distribution is qualified. Roth 401(k) contributions and regular contributions are combined for purposes of the IRS annual deferral limit.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

The Company will make true‑up matching contributions to participants' accounts on an annual basis. True‑up matching contributions are additional contributions made at the end of each Plan Year to apply the safe harbor matching contributions based on annual compensation which may result in additional contributions.

c.	Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan expenses and earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d.	Distributions
On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

e.	Vesting
Vesting of the Company's matching contribution for participants is based on years of continuous service. A participant is 50% vested after one year and 100% vested after two years.

3.	Notes Receivable from Participants
Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant's account balance up to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to a reasonable interest rate commensurate with current interest rates charged for loans made under similar circumstances. Loans for a primary residence may be repaid over a period of up to 15 years. Principal repaid and interest paid are credited to the participant's account. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2015, range from 4.25% to 9.25% and maturity dates range from January 2016 to May 2030.
Effective June 2013, a loan will be in default if any payment is not paid on its due date, which includes the Participant's termination of employment. A Participant will have a 90-day grace period to cure the default. If the default is not cured within the grace period, the entire outstanding balance of the loan (determined as of the last day of the grace period) will be treated as a deemed distribution and will be taxable to the participant.
Effective June 2013, loan repayments will be suspended under this Plan during Military leave. Additionally, if a Participant takes an employer-approved leave of absence that is not paid by the Employer, the Participant's loan payments will be suspended during the period of the leave, but not for more than one year or the expiration date of the longest permissible terms of the loan, whichever occurs first. Interest at the rate provided in the original loan will continue to accrue while the loan payments are suspended. The Participant's loan payments will resume immediately upon the expiration of the suspension period. The unpaid balance of the loan, including the interest accrued during the period of suspension, will be reamortized upon the expiration of the suspension period so that the unpaid loan, including the interest accrued during the period of the suspension, is repaid in substantially level payments, amortized at least quarterly over the remaining period of the loan (or over a lesser period, if elected by the Participant).

4.	Fair Value Accounting
The FASB issued guidance that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2015 and December 31, 2014.
The following assets are measured at fair value on a recurring basis at December 31, 2015:

Description	Level 1	Level 2	Total
Pooled separate accounts	$—	$42,965,153	$42,965,153
Mutual funds	8,367,628	—	8,367,628
Guaranteed basis fund	—	1,718,369	1,718,369
Company stock	5,145,684	—	5,145,684
Total investments at fair value	$13,513,312	$44,683,522	$58,196,834
The following assets are measured at fair value on a recurring basis at December 31, 2014:

Description	Level 1	Level 2	Total
Pooled separate accounts	$—	$44,260,725	$44,260,725
Mutual funds	8,175,482	—	8,175,482
Guaranteed basis fund	—	1,542,707	1,542,707
Company stock	19,493,087	—	19,493,087
Total investments at fair value	$27,668,569	$45,803,432	$73,472,001

5.	Income Taxes
The Plan obtained its latest determination letter dated October 5, 2011, from the Internal Revenue Service, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

6.	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants would become 100% vested in their accounts.

7.	Investments
Activity in participant directed funds and the Westmoreland Preferred Stock Fund is participant directed. Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed and participants can make the investment decision related to holding this stock.
Westmoreland Common Stock - This fund provided the participant the option to invest in Westmoreland Coal Company common stock. Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 875,116 and 577,562 shares of Westmoreland common stock at December 31, 2015 and 2014, respectively. The market value of the stock on these dates was $5.88 and $33.21 per share, respectively.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

Westmoreland Preferred Stock - Westmoreland Coal Company preferred stock offered a cumulative dividend that is preferential to common stock. Any cash dividends paid were used to purchase additional shares of Westmoreland preferred stock. The Westmoreland Preferred Stock Fund held zero and 5,412 shares of Westmoreland preferred stock at December 31, 2015 and 2014, respectively. The market value of the stock on December 31, 2014 was $57.15 per share.

8.	Non-participant-Directed Investments
Changes in non-participant-directed investments for the year ended December 31, 2015 are as follows:

Westmoreland Common Stock Fund
Net assets available for benefits at December 31, 2014	$19,183,815
Additions (deductions) to net assets attributed to:
Company contributions	4,113,963
Employee contributions	140,665
Employee rollover contributions	909
Investment income (loss):
Interest and dividends	16,749
Net appreciation of investments, including realized and unrealized gains and losses	(17,512,295)
Distributions to participants	(1,248,645)
Administrative expenses	226,127
Participant directed common stock transfers	224,396
Decrease in net assets available for benefits	(14,038,131)
Net assets available for benefits at December 31, 2015	$5,145,684

9.	Forfeitures
Forfeitures due to a participant's withdrawal prior to full vesting of employer contributions may be applied to employer contributions or used to offset administrative expenses. Forfeitures used to offset administrative expenses and employer contributions in 2015 were $30,543. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $19,276 and $15,278, respectively.

10.	Risks and Uncertainties
The Plan provides for various investment options in pooled separate accounts, mutual funds, stock funds, a guaranteed income fund and a guaranteed basis fund. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect amounts presented in the statements of net assets available for benefits.
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan provides the participants the ability to invest in various pooled separate accounts and mutual funds which may, in turn, invest in securities with contractual cash flows, such as asset backed securities, foreign investments, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.
The Plan has a concentration of investments in Westmoreland equity securities. A change in the value of Westmoreland equity securities could cause the value of the Plan's net assets available for benefits to change due to this concentration. As

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

of December 31, 2015 and 2014, two investments and three investments accounted for 36.6% and 53.1% of the total investment balance respectively.

11.	Related Party Transactions
The Plan invests in certain pooled separate accounts, mutual funds, a guaranteed income fund and a guaranteed basis fund managed by Prudential, the Plan's trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in the Company's common stock, which qualify as party-in-interest transactions. These transactions are exempt from prohibited transaction regulations.
The Plan provides for loans to participants. These transactions qualify as party-in-interest and are exempt from prohibited transaction regulations.
12. Subsequent Events

The Company has evaluated subsequent events related to the Plan through the auditors' report date, which is the date the financial statements were available for issuance. The following items were determined to be significant meriting disclosure:
Oxford Plan Asset Transfer and Employee Addition
As a result of the Company's acquisition of the Oxford Resources GP, LLC, the general partner of Oxford Resources Partners, LP on December 31, 2014, $21.1 million in assets were transferred into Westmoreland's Plan on January 1, 2016. The acquired company was named Westmoreland Resource Partners, LP and, during the first part of 2016, 376 employees became eligible to contribute to the Plan.
Buckingham Plan Asset Transfer
As a result of the Company's acquisition of the Buckingham Coal Company, LLC, an Ohio-based coal supplier, on January 1, 2015, $16.0 million in assets were transferred into Westmoreland's Plan on January 1, 2016.
San Juan Plan Asset Transfer
As a result of the Company's acquisition of the San Juan Coal Company, which operates the San Juan mine in Farmington, New Mexico, and San Juan Transportation Company, on January 31, 2016, $55.9 million in assets were transferred into Westmoreland's Plan on February 1, 2016.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN
Schedule 1
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 23-1128670
Plan #001
December 31, 2015

Identity of issuer, borrower, or other similar party	Fair Value
Equity securities:
* Westmoreland Common Stock, 875,116 shares	5,145,684

Pooled separate accounts:
* S&P 500 Index Fund	5,506,281
* Large Cap Growth/SA/T Rowe Price Equity Income Strategy Fund	5,144,121
* Large Cap Growth/JP Morgan Investment Management Fund	6,824,618
* Mid Cap Value/Robeco Boston Fund	1,944,000
* Mid Cap Growth/Waddell & Reed Fund	2,012,997
* Small Cap Growth/Times Square Fund	3,637,217
* Small Cap Value/TBCAM Fund	2,353,917
* Janus Adviser Balanced Fund	10,630,893
* Core Plus Bond/PIMCO Fund	4,287,142
* Core Bond Enhanced Index Fund	623,967
42,965,153
Mutual funds:
* Europacific Growth Fund	5,793,726
* Dreyfus Mid Cap Index Fund	1,138,688
* Dreyfus International Stock Index Fund	387,170
* Dreyfus Small Cap Index Fund	1,048,044
8,367,628
Guaranteed basis fund:
* Prudential Income Flex Target Easy Path Balanced Funds	1,718,369

Total investments at fair value	58,196,834

Investments in contracts at contract value
Prudential Retirement Insurance and Annuity Company
* Guaranteed income fund	16,773,809

* Participant loans (interest rates ranging from 4.25% to 9.25% and maturity dates range from January 2016 to May 2030)	3,290,981

Total	78,261,624
* Denotes party-in-interest
Note: Information on cost of investments is excluded for participant-directed investments.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

Schedule 2
Schedule H, Line 4j - Schedule of Reportable Transactions
EIN: 23-1128670
Plan #001
Year ended December 31, 2015

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Individual transactions in excess of 5% of plan assets: None of the individual trade dates exceeded the threshold amounts
Series of non-securities transactions in excess of 5% of plan assets:
*	Series Totals	$863,297	$819,838	N/A	N/A	N/A	N/A	N/A
Series of securities transactions in excess of 5% of plan assets:
*	Westmoreland Coal Company common stock	$5,480,558	N/A	N/A	N/A	$5,480,558	$5,480,558	$—
Securities transactions related to individual transactions in excess of 5% of plan assets: None of the securities transactions exceeded the threshold amounts
* Prudential Retirement Insurance and Annuity Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Subsidiaries Employees' Savings Plan

Date:	June 27, 2016	/s/ Mary Hauck
Mary Hauck
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm